Filed Pursuant to Rule 433
Registration No. 333-233403-02

Entergy Texas, Inc.

$600,000,000
First Mortgage Bonds,
1.75% Series due March 15, 2031

Final Terms and Conditions

September 28, 2020

Issuer:	Entergy Texas, Inc.
Security Type:	First Mortgage Bonds (SEC Registered)
Expected Ratings(1):	Baa1 (positive outlook) by Moody’s Investors Service A (stable outlook) by S&P Global Ratings
Trade Date:	September 28, 2020
Settlement Date (T+3)(2):	October 1, 2020
Principal Amount:	$600,000,000
Interest Rate:	1.75%
Interest Payment Dates:	March 15 and September 15 of each year
First Interest Payment Date:	March 15, 2021
Final Maturity Date:	March 15, 2031
Optional Redemption Terms:	Make-whole call at any time prior to December 15, 2030 at a discount rate of Treasury plus 20 bps and, thereafter, at par
Benchmark Treasury:	0.625% due August 15, 2030
Benchmark Treasury Price:	99-20
Benchmark Treasury Yield:	0.664%
Spread to Benchmark Treasury:	+112.5 bps
Re-offer Yield:	1.789%
Price to Public:	99.630% of the principal amount
Net Proceeds Before Expenses:	$593,880,000
CUSIP / ISIN:	29365T AK0 / US29365TAK07
Joint Book-Running Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. BNY Mellon Capital Markets, LLC BofA Securities, Inc. Goldman Sachs & Co. LLC
Co-Manager:	Mischler Financial Group, Inc.
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(1) A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
(2) It is expected that delivery of the bonds will be made on or about October 1, 2020, which will be the third business day following the date hereof (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days (T+2), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the bonds more than two business days prior to the scheduled settlement date will be required, by virtue of the fact that the bonds initially will settle in T+3, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the bonds who wish to trade the bonds more than two business days prior to the scheduled settlement date should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by contacting (i) Barclays Capital Inc. toll-free at 1-888-603-5847, (ii) BNP Paribas Securities Corp. toll-free at 1-800-854-5674, (iii) BNY Mellon Capital Markets, LLC toll-free at 1-800-269-6864, (iv) BofA Securities, Inc. toll-free at 1-800-294-1322 or by email at dg.prospectus_requests@bofa.com or (v) Goldman Sachs & Co. LLC toll free at 1-866-471-2526.